SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

81282V100

(CUSIP Number)

Dennis O. Garris

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 2 of 10

1	NAME OF REPORTING PERSONS Ivory Cove Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,453,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,453,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,453,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 88,971,588 of the Issuer’s shares of common stock outstanding as of November 4, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on November 9, 2016.

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 3 of 10

1	NAME OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,453,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,453,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,453,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 88,971,588 of the Issuer’s shares of common stock outstanding as of November 4, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on November 9, 2016.

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 4 of 10

1	NAME OF REPORTING PERSONS Adam H. Cyrus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 88,971,588 of the Issuer’s shares of common stock outstanding as of November 4, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on November 9, 2016.

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 5 of 10

1	NAME OF REPORTING PERSONS Luma Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 88,971,588 of the Issuer’s shares of common stock outstanding as of November 4, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on November 9, 2016.

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 6 of 10

1	NAME OF REPORTING PERSONS Gregory P. Taxin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000*
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 21,000*
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 4,000 shares of the Issuer’s common stock subject to options exercisable within the next 60 days.
**	Based on 88,971,588 of the Issuer’s shares of common stock outstanding as of November 4, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on November 9, 2016.

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 7 of 10

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on September 30, 2016 (the “Original Filing”) by Ivory Cove Ltd. (“Ivory Cove”), Braslyn, Ltd., Joe Lewis, Adam H. Cyrus, Luma Asset Management, LLC (“Luma”) and Gregory P. Taxin. Ivory Cove, Mr. Lewis, Mr. Cyrus, Luma and Mr. Taxin are collectively referred to herein as the “Reporting Persons.” The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

All percentages are based on 88,971,588 of the Issuer’s shares of common stock outstanding as of November 4, 2016 reported by the Issuer on its Form 10-Q filed with the SEC on November 9, 2016.

(a) The Reporting Persons may be deemed to beneficially own in the aggregate 3,479,406 shares of Common Stock which represent approximately 3.9% of the Issuer’s outstanding Common Stock. Ivory Cove and Joe Lewis beneficially own 3,453,306 shares of Common Stock which represent approximately 3.9% of the Issuer’s outstanding Common Stock. Mr. Cyrus beneficially owns 5,000 shares of Common Stock which represent less than 1.0% of the Issuer’s outstanding Common Stock. Luma beneficially owns 100 shares of Common Stock, which represent less than 1.0% of the Issuer’s outstanding Common Stock. Mr. Taxin beneficially owns 21,100 shares of Common Stock, which include 4,000 shares of Common Stock subject to options exercisable within the next 60 days, and represent less than 1.0% of the Issuer’s outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

Mr. Cyrus has the sole power to vote or direct the vote of the 5,000 shares of Common Stock that he beneficially owns. Mr. Taxin has the sole power to vote or direct the vote of the 21,000 shares of Common Stock that he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Ivory Cove and Mr. Lewis have shared power to vote or direct the vote of the 3,453,306 shares of Common Stock that they beneficially own. Luma and Mr. Taxin have shared power to vote or direct the vote of the 100 shares of Common Stock that they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

Mr. Cyrus has the sole power to dispose or direct the disposition of the 5,000 shares of Common Stock that he beneficially owns. Mr. Taxin has the sole power to dispose or direct the disposition of the 21,000 shares of Common Stock that he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Ivory Cove and Mr. Lewis have shared power to dispose or to direct the disposition of the 3,453,306 shares of Common Stock that they beneficially own. Luma and Mr. Taxin have shared power to dispose or to direct the disposition of the 100 shares of Common Stock that they beneficially own.

(c) In addition to the transactions described herein, in the past 60 days, the Reporting Persons have effected the following transactions in the shares of Common Stock in the open market:

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 8 of 10

Ivory Cove Ltd.

Date	Number of Shares Purchased	Number of Shares Sold	Price
October 27, 2016	43,905	0	$14.00
October 28, 2016	100	0	$14.05
October 31, 2016	60,786	0	$14.01
November 1, 2016	62,441	0	$14.03
November 2, 2016	200	0	$14.05
November 3, 2016	3,117	0	$14.05
November 4, 2016	133,610	0	$14.11
November 8, 2016	0	495,000	$15.03
November 9, 2016	0	805,000	$16.54
November 10, 2016	0	180,339	$16.92

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Schedule 13D.

(e) On November 9, 2016, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of September 30, 2016, among Ivory Cove Ltd., Braslyn Ltd., Joe Lewis, Adam H. Cyrus, Luma Asset Management, LLC and Gregory P. Taxin, which is incorporated by reference to Exhibit 1 to the Original Filing

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2016

IVORY COVE LTD.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Authorized Person

/s/ Joe Lewis
Joe Lewis

/s/ Adam H. Cyrus
Adam H. Cyrus

LUMA ASSET MANAGEMENT, LLC

By:	/s/ Gregory P. Taxin
Name:	Gregory P. Taxin
Title:	Manager

/s/ Gregory P. Taxin
Gregory P. Taxin

CUSIP No. 81282V100	SCHEDULE 13D/A	Page 10 of 10

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of September 30, 2016, among Ivory Cove Ltd., Braslyn, Ltd., Joe Lewis, Adam H. Cyrus, Luma Asset Management, LLC and Gregory P. Taxin, which is incorporated by reference to Exhibit 1 to the Original Filing